Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

August 1, 2015

The Board of Trustees
Prudential Investment Portfolios 5
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Jennison Rising Dividend Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through November 30, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 0.99% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President